17004700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 27 2017
Washington DC
415

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42532

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ProFinance Associates & Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2877 Historic Decatur Road, Suite 200
(No. and Street)

San Diego	CA	92106
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicolette Denney 760-815-1817
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lichter,Yu and Associates, Inc
(Name – *if individual, state last, first, middle name*)

21031 Ventura Blvd., Suite 316	Woodland Hills	CA	91364
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael B. Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ProFinance Associates & Inc., as of December 31st, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

M B Jones
Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Diego

Subscribed and sworn to (or affirmed) before me on this 21 day of February, 2017, by Michael Jones,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

C. FORD
Commission No. 2178278
NOTARY PUBLIC - CALIFORNIA
SAN DIEGO COUNTY
Commission Expires January 2, 2021

(Seal) Signature ____________

CONTENTS

LICHTER, YU AND ASSOCIATES, INC.

CERTIFIED PUBLIC ACCOUNTANTS

21031 VENTURA BLVD., SUITE 316
WOODLAND HILLS, CA 91364
TEL (818)789-0265 FAX (818) 789-3949

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of ProFinance Associates, Inc.

We have audited the accompanying statement of financial condition of ProFinance Associates, Inc., as of December 31, 2016, and the related statements of income (loss), changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of ProFinance Associates, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ProFinance Associates, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I, II and III has been subjected to audit procedures performed in conjunction with the audit of ProFinance Associates, Inc.'s financial statements. The supplemental information is the responsibility of ProFinance Associates, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Lichter, Yu + Associates

Woodland Hills, California
February 20, 2017

ProFinance Associates, Inc.
Statement of Financial Condition
December 31, 2016

Assets

Current Assets	
Cash	$ 18,077
Other receivable	592
Prepaid expenses	548
Total Current Assets	19,217
Other Assets	
Deposit	3,872
Total Other Assets	3,872
Total Assets	$ 23,089

Liabilities and Stockholder's Equity

Current Liabilities	
Accounts payable and accrued expenses	$ 4,367
Total Current Liabilities	4,367
Stockholder's Equity	
Common stock, no par value, authorized 2,500 shares, 1,000 shares issued and outstanding	10,000
Additional paid in capital	114,750
Accumulated deficit	(106,028)
Total Stockholder's Equity	18,722
Total Liabilities and Stockholder's Equity	$ 23,089

The accompanying notes are an integral part of these financial statements.

ProFinance Associates, Inc.
Statement of (Loss)
For the Year Ended December 31, 2016

Revenue	
Consulting and financing fees	$ 60,000
Total Revenue	60,000
Expense	
Depreciation	1,805
Dues and subscriptions	1,604
Insurance	886
Professional services	33,359
Regulatory fees	2,313
Rent	29,936
Salaries, payroll taxes and benefits	147,244
Travel expenses	4,523
Utilities	28,425
Other expenses	3,107
Total Expenses	253,202
Loss Before Provision for Income Taxes	(193,202)
Income tax provision	800
Net loss	$ (194,002)

The accompanying notes are an integral part of these financial statements.

ProFinance Associates, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2016

Cash used in operating activities:	
Net loss	$ (194,002)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	1,805
Decrease (Increase) in other receivable	7,898
Decrease (Increase) in prepaid	1,122
(Decrease) Increase in accounts payable	(8,912)
Total Adjustments	1,913
Net cash used in operations	(192,089)
Cash flows from investing activities:	
Purchase of fixed assets	-
Net cash used in investing activities	-
Cash flows from financing activities:	
Stockholder's distribution	-
Stockholder's contribution	100,000
Net cash used in financing activities	100,000
Net change in cash	(92,089)
Cash at beginning of period	110,166
Cash at end of period	$ 18,077
Supplemental cash flow disclosures:	
Income tax payments	$ 800

The accompanying notes are an integral part of these financial statements.

ProFinance Associates, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2016

Common Stock	
Balance at beginning of year	$ 10,000
Balance at end of year	10,000
Additional paid in capital	
Balance at beginning of year	14,750
Contributions	100,000
Balance at end of year	114,750
Retained earnings (accumulated deficit)	
Balance at beginning of year	87,974
Net loss	(194,002)
Balance at end of year	(106,028)
Total Stockholder's Equity	$ 18,722

The accompanying notes are an integral part of these financial statements.

ProFinance Associates, Inc.
Notes to Financial Statements
December 31, 2016

Note A Organization:

ProFinance Associates, Inc. (Company) was incorporated in the state of New Jersey in August 1985. The Company acts as specialized investment bankers for the defense/electronic security and maritime industries and for various service businesses throughout the United States and abroad, and is a member of the Financial Industry Regulatory Authority ("FINRA"). The basic services of the Company are to assist in arranging financing for client companies and to identify and assist in negotiating merger and acquisition transactions. The Company does not carry customer accounts or handle customer securities.

Note B Summary of Significant Accounting Policies:

Revenue and Expense Recognition:

Revenues are generally recognized by the Company only upon the close of a transaction and when collectability is reasonably assured. Whether or not a transaction closes, the Company is generally entitled to a reimbursement of out-of-pocket expenses.

Expenses are recognized under the accrual method of accounting.

Cash and Cash Equivalents:

For purposes of the statement of financial condition and cash flows, cash equivalents include all highly liquid debt instruments with original maturities of three months or less which are not securing any corporate obligations.

Property and Equipment:

Property and Equipment are carried at cost. Property additions and betterments are charged to the property accounts, while maintenance and repairs are expensed as incurred. Whenever an asset is retired or disposed of, its cost and accumulated depreciation or amortization is removed from the respective accounts, and the resulting gain or loss is credited or charges to income.

Depreciation is computed using the straight-line and declining-balance methods over the following estimated useful lives:

Office Equipment	3 to 10 years
Furniture and Fixtures	3 to 10 years
Leasehold Improvements	Balance of lease at time of acquisition

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk:

Financial instruments that potentially subject the Company to concentrations of credit risk are cash, accounts receivable and other receivables arising from its normal business activities. The Company places its cash in what it believes to be credit-worthy financial institutions. However, cash balances may have exceeded the FDIC insured levels at various times during the year. The Company controls credit risk related to accounts receivable through credit approvals, credit limits and monitoring procedures. The Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowance is limited.

Fair Value of Financial Instruments:

For certain of the Company's financial instruments, including cash and equivalents, restricted cash, accounts receivable, accounts payable, accrued liabilities and short-term debt, the carrying amounts approximate their fair values due to their short maturities. ASC Topic 820, "Fair Value Measurements and Disclosures," requires disclosure of the fair value of financial instruments held by the Company. ASC Topic 825, "Financial Instruments," defines fair value, and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the balance sheets for receivables and current liabilities each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

Level 1 inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company analyzes all financial instruments with features of both liabilities and equity under ASC 480, "Distinguishing Liabilities from Equity," and ASC 815.

As of December 31, 2016, the Company did not identify any assets and liabilities that are required to be presented on the balance sheet at fair value.

Income Taxes:

The Company adopted the provisions of Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes–an Interpretation of FASB Statement No. 109" (ASC 740). ASC 740 prescribes a new threshold for determining when an income tax benefit can be recognized, which is a higher threshold than the one imposed for claiming deductions on income tax returns. The adoption of ASC 740 did not have any impact on the Company's financial statements. The Company's federal and state income tax returns are subject to possible examination by the taxing authorities until the expiration of thc related statutes of limitations on those tax returns. In general, the federal and state income tax returns have a three-year statute of limitations. The Company would recognize accrued interest and penalties associated with uncertain tax provisions, if any, as part of the income tax provision.

At December 31, 2016, the Company had not taken any significant unccrtain tax positions on its tax returns for 2016 and prior years or in computing its tax provision for 2016.

The Company, with the consent of its shareholder, has elected to be treated as an S Corporation under the applicable provisions of the Internal Revenue Code. Accordingly, items of income, loss, credits and deductions are not taxed within the Corporation but are reported on the income tax return of the shareholder for federal tax purposes. At December 31, 2016 the Company made an appropriate state income tax provision for minimum state tax of $800.

Note C Revenues from Significant Clients:

The nature of the Company's business is to complete a small number of transactions each year for a limited number of clients. As such, it is normal for there to be revenue concentrations from significant clients. During the year ended December 31, 2016 the Company had three clients which accounted for approximately 100% of its fee revenue.

Note D Cash:

The Company maintains its cash balances at a bank located in San Diego, California. The bank balances are insured by the Federal Deposit Insurance Corporation and the brokerage account by the Securities Investor Protection Corporation up to $250,000. As of December 31, 2016, there were no uninsured cash balances.

Note E Fixed Assets:

At December 31, 2016, Furniture, Leasehold Improvements and Equipment consisted of the following:

	December 31, 2016
Office equipment	$ 25,766
Furniture and fixtures	22,301
Leasehold improvements	7,376
	55,443
Less accumulated depreciation	(55,443)
	$ -

Depreciation expense was $1,805 for the year ended December 31, 2016.

Note F Net Capital Requirement:

Pursuant to the net capital provisions of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions (SEC Rule 15c-3-1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2016, the Company had net capital requirements of $5,000 and net capital of approximately $13,710.

Note G Leases:

The Company leased an office under a non-cancelable operating lease that expired in October 2016. Rent expense for year ended December 31, 2016 was $29,936. The landlord, which is a related party (see Note H) waived rent due under the lease for September and October 2016. The landlord then provided free rent as well for November and December 2016.

Note H Related Party Transaction and Commitments:

Michael B. Jones owns 100% of ProFinance Associates, Inc. As of December 31, 2016, he also owned 100% of SeaPro, LLC with his wife. The Company had a signed lease agreement to lease suite 200 in the building located at 2877 Historic Decatur, San Diego, CA 92106 owned by SeaPro, LLC, with a deposit of $3,872. See Note G.

Note I Customer Protection Rule Exemption:

The Company relied on Section K(2)(i) of the Securities and Exchange Commission Rule 15c3-3 to exempt them from the provisions of the rule.

Note J Subsequent Event:

The Company has evaluated subsequent events through February 20, 2017, the date on which the financial statements were available to bc issued. Management is not aware of any subsequent events that require recognition or disclosure in the financial statements.

ProFinance Associates, Inc.
Computation of Net Capital Under SEC Rule 15c3-1
Schedule I

Equity - End of Year	$ 18,722
Less Non Allowable Assets	
Receivable	-
Other Receivable	592
Deposit and Prepaid Expense	4,420
Total Non Allowable Assets	5,012
Net capital before haircuts	13,710
(Increase) Decrease in Hair Cuts or Undue Concentration	-
Net Capital	$ 13,710
Total Liabilities	4,367
Aggregated Indebtedness	4,367
Net Capital Required	5,000
Minimum Net Capital Required 6 2/3% of Aggregated Indebtedness	291
Minimum Dollar Requirement	5,000
Net Capital Requirement (greater of the two)	5,000
Excess Net Capital	$ 8,710

The Computation of net capital as reported in the unaudited Part II agrees with the audited net capital above.

Reconciliation of Net Capital Computation with Focus Report

Net Capital Per Focus II Report	$ 13,710
Increase (Decrease) in income due to audit adjustments	-
Net Capital	$ 13,710

The accompanying notes are an integral part of these financial statements

ProFinance Associates, Inc.
Schedule II – Computation for Determination of Reserve Requirements under SEC Rule 15c3-3 (Exemption)
As of December 31, 2016

A computation of reserve requirement is not applicable to ProFinance Associates, Inc. as the Company qualifies for exemption under SEC Rule 15c3-3 (k)(2)(i).

ProFinance Associates, Inc.
Schedule III – Information Relating to Possession or Control Requirements under SEC Rule 15c3-3 (Exemption)
As of December 31, 2016

Information relating to possession or control requirements is not applicable to ProFinance Associates, Inc. as the Company qualifies for exemption under SEC Rule 15c3-3 (k)(2)(i).

LICHTER, YU AND ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

21031 VENTURA BLVD., SUITE 316
WOODLAND HILLS, CA 91364
TEL (818)789-0265 FAX (818) 789-3949

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of ProFinance Associates, Inc.

We have reviewed management's statements, included in the accompanying Management Statement of Exemption, in which (1) ProFinance Associates, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which ProFinance Associates, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(i) (the "exemption provisions") and (2) ProFinance Associates, Inc. stated that ProFinance Associates, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. ProFinance Associates, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about ProFinance Associates, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lichter, Yu & Associates

Woodland Hills, California
February 20, 2017

ProFinance
ASSOCIATES, INC.

INVESTMENT BANKERS TO SECURITY & SERVICE INDUSTRIES

MEMBER - FINRA, SIPC

2877 HISTORIC DECATUR ROAD, SUITE 200
SAN DIEGO, CA 92106

TEL (619) 450-4500
FAX (619) 450-4504

MICHAEL B. JONES

MBJONES@PROFINANCE.COM

January 27, 2017

Lichter, Yu and Associates
21031 Ventura Blvd., Suite 316
Woodland Hills, CA 91364

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Mr. Yu,

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3 (k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

ProFinance Associates, Inc met the Section 204, 15c3-3 (k)(2)(i) exemption for the period January 1, 2016 through December 31, 2016.

Sincerely,

MB Jones

Michael B. Jones
President

LICHTER, YU AND ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

21031 VENTURA BLVD., SUITE 316
WOODLAND HILLS, CA 91364
TEL (818)789-0265 FAX (818) 789-3949

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of ProFinance Associates, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by ProFinance Associates, Inc., and SIPC, the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, Inc., solely to assist you and the other specified parties in evaluating ProFinance Associates, Inc.'s compliance with the applicable instructions of Form SIPC-7. ProFinance Associates, Inc.'s management is responsible for ProFinance Associates, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and check to be issued in the amount of $87.50, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, see attached "Reconciliation of Adjustments on Form SPIC-7T", noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, see "Reconciliation of Calculations on Form SIPC-7T", supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable). There was no overpayment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Lichter, Yu + Associates

Woodland Hills, California
February 20, 2017

ProFinance Associates, Inc.
Reconciliation of Form X-17A-5 to Form SIPC-7T

Revenue audited:		
Total revenue	$	60,000
Interest income		-
Total revenue audited for the year ended December 31, 2016		60,000
Total revenue reported on Form SIPC-7T		60,000
(Over) Under reported	$	-

See Independent Accountant's Report

ProFinance Associates, Inc.
Reconciliation of Adjustments on Form SIPC-7T

Adjustments reported on Form SIPC-7T		
No adjustment	$	-
Total adjustments reported on Form SIPC-7T		-
General Ledger Comparison:		
No adjustment		-
(Over) Under reported	$	-

See Independent Accountant's Report

ProFinance Associates, Inc.
Reconciliation of Calculations on Form SIPC-7T

Total revenue reported on Form SIPC-7T	$	60,000
Total adjustments reported on Form SIPC-7T		-
SIPC net operating revenues	$	60,000
General assessment @ .0025	$	150
Amount reported on Form SIPC-7T	$	150
(Over) Under reported	$	-

See Independent Accountant's Report

ProFinance Associates, Inc.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2016